Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Arindra Singh
President & Chief Executive Officer
asingh@hipinteractive.com

Tel: 905 362 3760 ex.348
Fax: 905 362 2361

RECEIVED
2004 JUL 21 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 8, 2004

04035681

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

SUPPL

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Arindra Singh
President & Chief Executive Officer

dlw 7/21

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

SCHEDULE A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	TSX Form 1: Change in Outstanding and Reserved Securities regarding June 2004 dated: **July 6, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
2.	Letter to Alberta Securities Commission and British Columbia Securities Commission concerning addition of recipient agency dated: **June 29, 2004** and receipts thereto from ASC dated June 30, 2004 and BCSC dated July 5, 2004	This letter is issued in connection with the addition of the provinces of British Columbia and Alberta as recipients of continuous disclosure materials of the Corporation	This letter is filed as a cover letter accompanied by certain historical disclosure materials of the Corporation
3.	Confirmation from transfer agent re notice of record and meeting dates Dated: **July 7, 2004**	Notification of meeting and record dates is required to be sent to the depository for the securities of the Corporation at least 25 days prior to the meeting and record dates pursuant to National Instrument 54-101, section 2.2	At least 25 days prior to the meeting and record dates

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance		**62,994,254**
ADD:	Stock Options Exercised	2,500	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance		**62,996,754**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**3,812,406**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
June 16, 2004	Jerry Friedberg	May 7, 2005	$1.80	50,000
			SUBTOTAL	**0**

C.

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
June 2, 2004	David Brouwer	Nov. 27/00	$1.27	2,500
			SUBTOTAL	**2,500**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
7-Jun-04	Antonina Arena	13-Aug-02	13-Aug-07	$0.60	500
11-Jun-04	Garry Thompsett	13-Dec-01	13-Dec-06	$0.79	500
18-Jun-04	Kathleen LaRose	13-Aug-02	13-Aug-07	$0.60	500
30-Jun-04	Matteo Codispoti	13-Aug-02	13-Aug-07	$0.60	1,000
				SUBTOTAL	**2,500**
Stock Option Outstanding — Closing Balance					**3,857,406**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		4,531,933
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	2,500	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**4,529,433**

D.

All information reported in this Form is for the month of June 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	July 6, 2004

AIRD & BERLIS LLP
Barristers and Solicitors
Patent and Trade Mark Agents

Kyler Wells
Direct: 416.865.4741
E-mail: kwells@airdberlis.com

June 29, 2004

FILED THROUGH SEDAR

Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

Re: Hip Interactive Corp. (the "Corporation")

This letter has been provided to add the Alberta Securities Commission and the British Columbia Securities Commission as additional recipient agencies effective June 29, 2004, in connection with the SEDAR project under which this letter is submitted.

Yours very truly,

AIRD & BERLIS LLP

"Kyler Wells"

Kyler Wells

ASC
Alberta Securities Commission

Activity ID: 1676074

ALBERTA SECURITIES ACT

Receipt for the Filing
of an initial Annual Information Form

Dated: October 15, 2003

On behalf of: **HIP INTERACTIVE CORP**

SEDAR Project # 00601807

DATED at Calgary, Alberta on June 30, 2004

Alberta Securities Commission

Per: *"Jim Wahl"*

Jim Wahl,
Manager, Registration & Compliance

British Columbia Securities Commission

Corporate Finance
SEDAR Electronic Correspondence

BCSC

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

Receipt for the Filing
of an Initial Annual Information Form

HIP Interactive Corp.

Please be advised that the Issuer's initial annual information form dated October 15, 2003 filed in compliance with National Policy Statement No. 44-101 has been accepted for filing.

DATED at Vancouver, British Columbia on July 5, 2004.

Kathy Tang

Kathy Tang, LL.B
Securities Analyst
Corporate Finance

SEDAR Project No.: 601807

EQUITY
TRANSFER SERVICES

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

July 7, 2004

Dear Sir or Madam:

RE: Hip Interactive Corp. - Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for **Hip Interactive Corp.**

1.	ISIN -	CA 4041941028
2.	Date Fixed for the Meeting -	September 23, 2004
3.	Record Date For Notice -	August 10, 2004
4.	Record Date For Voting -	August 10, 2004
5.	Beneficial Ownership Determination Date-	August 10, 2004
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common
7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common
8.	Business to be conducted at the meeting-	Non Routine

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

L. Thompson